UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934

ADVANCE DISPLAY TECHNOLOGIES, INC.

(Name of the Issuer)

GSLD Holdings, Inc.
Lawrence F. DeGeorge
Estate of Gene W. Schneider
Mark L. Schneider

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

007422306 5

(CUSIP Number of Class of Securities)

James P. Martindale
42230 Zevo Drive
Temecula, California 92590
(951) 795-4446

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

S. Lee Terry, Jr., Esq.
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, CO 80202

W. Dean Salter, Esq.
Holme Roberts & Owens LLP
1700 Lincoln Street, Suite 4100
Denver, CO 80203-4541

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b. The filing of a registration statement under the Securities Act of 1933.
☐	c. A tender offer.
☒	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$324,672.61	$23.15

*	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation assumes: (a) the completion of a merger in which one share of the surviving entity is exchanged for every one thousand five hundred (1,500) of the registrant’s shares, (b) the payment by the surviving entity to the shareholders of the cash value of all fractional shares remaining after the merger, except in such cases as the total payment to a given shareholder would be less than one dollar, in which case the surviving entity will pay such shareholder one dollar. The registrant has calculated that pursuant to this procedure, approximately 31,648,413 shares of the registrant would be exchanged for shares of the surviving entity and approximately 369,310 shares of the registrant would be cashed out as fractional shares, which, assuming a per-share price of $0.02 (as discussed further below), would result in a cost to the surviving company of $7,386.20. Pursuant to Rule 0-11(b)(1), the value of the securities to be acquired solely for cash shall be the amount of cash to be paid for them. After giving effect to the registrant’s intent to pay each shareholder a minimum of one dollar, the total cost to the surviving company for securities to be acquired solely for cash will be approximately $8,188.48. Pursuant to Rule 0-11(b)(2), the value of the securities of the registrant to be acquired with securities of the surviving entity shall be based upon the market value of the securities of the registrant, and, pursuant to Rule 0-11(a)(4), such market value shall be established by the average of the reported high and low prices as of a specified date within 5 business days prior to the date of the filing. As of August 12, 2010, the last date the registrant’s securities were traded prior to the filing of this Transaction Statement, the average of the reported high and low prices was $0.01. Thus, the total cost attributable to the 31,648,413 shares of the registrant to be exchanged for shares of the surviving entity would be $316,484.13 and the total cost of the transaction to the surviving entity would be $324,672.61.
**	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Exchange Act. The fee is calculated by multiplying the transaction valuation by .00007130.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$23.15
Form or Registration No.:	Schedule 13E-3
Filing Party:	GSLD Holdings, Inc., Lawrence F. DeGeorge, Estate of Gene W. Schneider, and Mark L. Schneider.
Date Filed:	August 16, 2010

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

iii

SUMMARY TERM SHEET

This summary and the remainder of this Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) include information describing the “going private” transaction involving Advance Display Technologies, Inc. (“ADTI” or the “Company”) and GSLD Holdings, Inc., how it affects you, what your rights are with respect to the merger as a stockholder of ADTI and the position of the people listed on the cover of the Transaction Statement above the caption “Name of Persons Filing Statement” (referred to herein as the “Filing Persons”) on the fairness of the merger to you.

Purposes of the Merger

In June 2010, ADTI’s principal lender foreclosed upon substantially all of its assets. ADTI no longer has any operations, it still has $7.8 million in debt, and its only asset consists of the right to receive a royalty stream from another, newly formed, company owned by the lender that has not yet generated any meaningful revenue from which to pay a royalty. While the lender-owned business that now holds ADTI’s former assets may ultimately be successful, there can be no assurance that the three year royalty agreement will ever generate enough funds for ADTI to repay the balance of its debt, cover its operating expenses and then provide a return to its shareholders. Thus, ADTI’s value and the value of its common stock (the “Common Stock”) at this point may be negligible.

The intent of the Filing Persons is to reform ADTI into a smaller, more cost-efficient entity that will remain viable for the pendency of the royalty agreement in order to preserve the opportunity to generate some value for all of its shareholders. To accomplish that efficiency, ADTI needs to eliminate its public company status, which is both an administrative burden and a substantial expense that it can no longer bear. The Merger and the resulting elimination of public company status is intended to salvage what is left of the Company’s value for its shareholders.

Immediately prior to the merger discussed below, GSLD Holdings, Inc. (“Holdings”) a newly formed Colorado corporation created by the Filing Persons, will hold approximately 90.6% of the outstanding shares of Common Stock and 90% of the outstanding shares of ADTI Series D convertible preferred stock (“Preferred Stock”). The Common Stock and the Preferred Stock represent all of the capital stock of the Company (“ADTI Shares”). Holdings will receive its ownership of ADTI Shares pursuant to the terms of a contribution agreement, a form of which is included as an exhibit to this Transaction Statement (the “Contribution Agreement”), by and among Holdings, Lawrence F. DeGeorge (“DeGeorge”), the Estate of Gene W. Schneider (the “Estate”), and Mark L. Schneider (together with the Estate, the “Schneiders”), to become effective 31 days after the filing of this Transaction Statement or such later time as may be required to comply with Rule 13e-3 under the Exchange Act and other applicable laws. The Filing Persons intend to cause Holdings to merge with and into ADTI, with ADTI continuing as the surviving corporation, as a means of reducing the total number of holders of ADTI Common Stock (which is currently trading on the OTC Bulletin Board (the “OTCBB”) at $0.01 per share) and the privately held Preferred Stock, and providing a source of immediate liquidity to those holders of a small number of illiquid and relatively valueless ADTI shares.

Principal Terms of the Merger

The Merger

Holdings is a newly formed corporation created by the Filing Persons for the purpose of causing a short-form merger with and into ADTI. Pursuant to SEC rules, the Filing Persons are obligated to distribute this Transaction Statement to all ADTI stockholders prior to consummating this transaction because its purpose is to cause a class of equity securities to become eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). No earlier than 31 days following the date of the filing of this Transaction Statement, or such later time as may be required to comply with Rule 13e-3 under the Exchange Act and other applicable laws, the Filing Persons will contribute their Common Stock and Preferred Stock to Holdings. Upon such contribution, Holdings will hold approximately 90.6% of the outstanding shares of Common Stock and 90% of the outstanding shares of Preferred Stock. The Filing Persons then intend to cause Holdings to merge with and into ADTI in a short-form merger (the “Merger”)

under Section 7-111-104 of the Colorado Business Corporations Act (the “CBCA”), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), a form of which is an exhibit to this Transaction Statement.

Under the CBCA, no action is required by the board of directors of ADTI or the stockholders of ADTI, other than Holdings, for the Merger to become effective. Holders of Common Stock and Preferred Stock will not be entitled to vote with respect to the Merger. As discussed below, holders of Preferred Stock will be entitled to certain appraisal rights under the CBCA. ADTI will be the surviving entity after the Merger.

Merger Price

Pursuant to the Merger Agreement, one share of common stock in the surviving entity will be exchanged for every one thousand five hundred (1,500) shares of ADTI Common Stock, and one share of preferred stock in the surviving entity will be exchanged for every one thousand five hundred (1,500) shares of ADTI Preferred Stock. No fractional shares will be issued. In lieu of any such fractional share interest, each holder otherwise entitled to receive a fractional share will instead receive cash (the “Cash Merger Price”) in an amount equal to the product obtained by multiplying (i) $0.02 (which represents two hundred percent (200%) of the closing sale price of the Common Stock as reported on the OTCBB on August 12, 2010, the day of the last trade in ADTI stock prior to the filing of this Transaction Statement), by (ii) the number of shares of Common Stock or Preferred Stock held by such holder that would otherwise have been exchanged for such fractional share interest. In the event that a single shareholder would otherwise be entitled to a payment amount less than one dollar, such shareholder will receive one dollar.

The Filing Persons have calculated that pursuant to this procedure, approximately 369,310 shares will be cashed out as fractional shares, which would result in a cost to the company of $7,386.20. After giving effect to the Filing Persons’ intent to pay each shareholder a minimum of one dollar, the total cost to the company will be approximately $8,188.48.

ADTI Shares Outstanding; Ownership by the Filing Persons

As of August 12, 2010, a total of 32,014,723 shares of Common Stock and a total of 177,002,763 shares of Preferred Stock were outstanding, and the Filing Persons were, in the aggregate, the beneficial owners of 12,639,821 shares of Common Stock, or approximately 39.48% of the outstanding shares of Common Stock, and the beneficial owners of 176,722,441 shares of Preferred Stock, or approximately 99.84% of the outstanding shares of Preferred Stock. Immediately prior to the Merger, the Filing Persons will contribute all of their respective Shares to Holdings. Holdings will then convert 174,197,800 shares of Preferred Stock into shares of Common Stock at a one-to-one conversion ratio pursuant to the Articles of Incorporation of ADTI, as amended July 2, 2009. After the conversion, Holdings will hold 186,837,621 shares, or approximately 90.60%, of the outstanding shares of Common Stock, and 2,524,641 shares, or approximately 90% of the outstanding shares of Preferred Stock.

As of March 31, 2010, ADTI had approximately 4,478,125 stock options outstanding and approximately 20,521,875 of additional stock options authorized. All stock options are governed by ADTI’s 2007 Equity Incentive Plan (the “Plan”). Under the terms of the Plan, outstanding options automatically terminate three months after discontinuation of employment with ADTI. Since all employees other than Matthew W. Shankle were terminated as of June 28, 2010 in connection with the Foreclosure (as discussed below), any outstanding options held by such employees are due to terminate on September 28, 2010. However, pursuant to Article V of the Plan, upon consummation of the Merger and thirty (30) days notice to all optionholders, all of the outstanding options shall automatically terminate and be of no further force and effect whatsoever. ADTI intends to deliver such notice concurrently with the filing of this Transaction Statement, so that all outstanding options shall be terminated at or before the Effective Date (as defined below).

Payment for Shares

Shareholders who hold more than 1,500 shares of Common Stock or Preferred Stock will be shareholders in the surviving entity, post-Merger. Shareholders who hold less than 1,500 share of Common Stock or Preferred Stock, or would otherwise hold fractional interests post-Merger, will be paid promptly following the effective date of the Merger (the “Effective Date”). Payment, where applicable, instructions for surrendering your stock certificates set forth in a Notice of Merger and Appraisal Rights, and a Letter of Transmittal, will be mailed within 10 calendar days of the filing of this Transaction Statement to all stockholders of record on the Effective Date. These documents, forms of which are included as exhibits to this Transaction Statement, should be read carefully. Please do not submit your stock certificates before you have received these documents. Acceptance of payment or sending the Paying Agent identified in the Notice of Merger and Appraisal Rights your stock certificates with a properly signed Letter of Transmittal will waive any appraisal rights (described below) you may be entitled to exercise. See Item 4 “Terms of the Transaction” beginning on Page 25 of this Transaction Statement.

Source and Amount of Funds

The total amount of funds expected to be required by Holdings to pay the Cash Merger Price, and to pay related fees and expenses, is estimated to be approximately $100,000. Holdings will obtain the necessary funds from the other Filing Persons. Because the other Filing Persons intend to provide the necessary funding for the Merger, Holdings has not arranged for any alternative financing arrangements.

Parties to the Merger

“Filing Persons” refers to the following entities and individuals, each of whom is described in more detail in Item 3 “Identity and Background of Filing Persons” beginning on Page 22 of this Transaction Statement:

•	GSLD Holdings, Inc.
•	Lawrence F. DeGeorge
•	Estate of Gene W. Schneider
•	Mark L. Schneider

GSLD Holdings, Inc. (“Holdings”) is a newly created Colorado corporation formed solely for the purpose of effecting the Merger. Upon contribution by DeGeorge and the Schneiders of their respective shares of Common Stock and Preferred Stock pursuant to the terms of the Contribution Agreement, and conversion of 174,197,800 shares of contributed Preferred Stock into shares of Common Stock, Holdings will be deemed to be the beneficial owner of 186,837,621 shares of Common Stock, or approximately 90.6% of the outstanding shares of Common Stock, and the beneficial owner of 2,524,641 shares of Preferred Stock, or approximately 90% of the outstanding shares of Preferred Stock. ADTI will be the surviving entity post-Merger, and will be held by Holdings along with all shareholders whose shares in pre-Merger ADTI are converted into shares in the surviving entity.

Lawrence F. DeGeorge, individually and through his affiliates, is the primary investor and creditor of ADTI. In addition to the 7,393,941 shares of Common Stock and 134,554,815 shares of Preferred Stock that he holds directly, DeGeorge also indirectly owns, through his affiliate DeGeorge Holdings III, LLC, a promissory note convertible into an additional 79,319,867 shares of Preferred Stock and warrants to purchase an additional 810,564 shares of Preferred Stock at an exercise price of $0.084 per share.

Prior to his death, Gene W. Schneider was the second-largest shareholder of ADTI, directly holding 1,799,170 shares of Common Stock and 42,167,626 shares of Preferred Stock, and beneficially owning, through his affiliate G. Schneider Holdings, Inc., an additional 5,462,379 shares of Preferred Stock. The Estate is currently managed by a group of five executors who have authorized one executor, Tina M. Wildes, to act on behalf of the estate.

Mark L. Schneider is the son of the late Gene W. Schneider. In addition to 3,446,710 shares of Common Stock that Mr. Schneider holds directly, Mr. Schneider is a beneficiary of the Estate and a member of the Executive Committee for G. Schneider Holdings, Inc., which holds an additional 5,462,379 shares of Common Stock.

The Filing Persons’ Position on the Fairness of the Merger

Each Filing Person has concluded that the Merger is both substantively and procedurally fair to the unaffiliated security holders of ADTI. The Filing Persons have based their conclusions primarily on the following factors:

•	ADTI has little if any value as a going concern. As of August 12, 2010, its shares were trading on the OTCBB at $0.01 per share.
•	The Merger will enable the unaffiliated security holders of ADTI to receive enhanced value for their shares of Common Stock and Preferred Stock without the payment of any brokerage fees or commissions, and without being subject to any financing condition. Each shareholder who holds less than 1,500 shares of Common Stock or Preferred Stock will be cashed out at a price equal to the greater of (i) $0.02 per share, which is equivalent to 200% of the last trade price of Common Stock on the day prior to the filing of this Transaction Statement, or (ii) $1.00. The $0.02 per share price represents a premium of approximately 100% to the 15-day volume weighted average trading price as of the date immediately prior to the filing date of the initial Transaction Statement on Schedule 13E-3. Those shareholders who hold more than 1,500 shares will receive shares in a new, leaner company that should no longer be required to bear the costs associated with being a public company.
•	The average daily trading volume for shares of Common Stock for the three-month period ended August 12, 2010, the last date on which Common Stock traded prior to the filing date of the initial Transaction Statement on Schedule 13E-3, was approximately 6,300 shares, which is equal to 0.019755% of the total outstanding shares of Common Stock. The Common Stock is almost completely illiquid, making the Merger the best chance for the shareholders to get any value for their shares.
•	Unaffiliated holders of Preferred Stock are entitled to exercise appraisal rights and demand “fair value” for their shares under the CBCA, which may be determined to be more or less than the cash amount offered in the merger. Holders of Common Stock are not entitled to any appraisal rights under applicable law. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger.”

See “Special Factors—Fairness of the Merger—Position of the Filing Persons as to the Fairness of the Merger,” and Item 4 “Terms of the Transaction” beginning on Pages 8 and 25, respectively, of this Transaction Statement.

Consequences of the Merger

Completion of the merger will have the following effects:

•	ADTI will be a privately-held corporation, with all of the Common Stock and Preferred Stock held by the Filing Persons and those other shareholders who currently hold more than 1,500 ADTI Shares.
•	Only the stockholders of the surviving entity will have the opportunity to participate in the future earnings and growth, if any, of ADTI. Those shareholders who currently hold less than 1,500 ADTI Shares will be completely cashed out.
•	The shares of Common Stock of the surviving entity will no longer be publicly traded, and the surviving entity will not be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going private disclosure contained in this Transaction Statement.

Appraisal Rights

Non-affiliated holders of Preferred Stock have a statutory right to dissent from the Merger and demand payment of the fair value of their shares as determined in accordance with Section 7-113-102 of the CBCA, plus accrued interest pursuant to Section 7-113-206 of the CBCA, if any, from the date of the Merger. This value may be more or less than the cash consideration to which such shareholders may be entitled through the Merger. In order to qualify for these rights, holders of Preferred Stock must make a written demand for appraisal within 30 days after the date of mailing of the Notice of Merger and Appraisal Rights and a Letter of Transmittal and otherwise comply with the procedures for exercising appraisal rights in the CBCA. The statutory right of dissent is set out in Section 7-113-102 et. seq. of the CBCA, and is attached as an exhibit to this Transaction Statement. Any failure to comply with its terms may result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. Pursuant to Section 7-113-102(1.3) of the CBCA, since there are more than 2,000 holders of Common Stock, including beneficial owners, such holders are not entitled to appraisal rights. See Item 4 “Terms of the Transaction—Appraisal Rights” beginning on Page 26 of this Transaction Statement.

Where You Can Find More Information

More information regarding ADTI is available from its public filings with the Securities and Exchange Commission. See Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on Pages 21 and 22, respectively, of this Transaction Statement.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Transaction Statement” or “Schedule 13E-3”) is being filed by GSLD Holdings, Inc., a Colorado limited liability company (“Holdings”), Lawrence F. DeGeorge (“DeGeorge”), the Estate of Gene W. Schneider (the “Estate”), Mark L. Schneider (together with the Estate, the “Schneiders” and, together with the Estate, Holdings and DeGeorge, the “Filing Persons ”), pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder. This Transaction Statement is being filed in connection with the proposed short-form merger (the “Merger”) of Holdings with and into Advance Display Technologies, Inc., a Colorado corporation (“ADTI”), pursuant to Section 7-111-104 of the Colorado Business Corporations Act (the “CBCA”). The effective date of the Merger (the “Effective Date”) is expected to occur on September 23, 2010 at 5:00 p.m. Eastern Standard Time, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws.

As of August 12, 2010 there were 32,014,723 shares of common stock of ADTI, $0.001 par value per share (“Common Stock”), and 177,002,763 shares of Series D preferred stock, $0.001 par value per share, convertible to Common Stock on a one-to-one basis (the “Preferred Stock” and, together with the Common Stock, the “Shares”) issued and outstanding. DeGeorge and the Schneiders were, in the aggregate, the beneficial owners of 12,639,821 shares, or approximately 39.48% of the total outstanding shares, of Common Stock, and the beneficial owners of 176,722,441 shares, or approximately 99.84% of the total outstanding shares, of Preferred Stock. Immediately prior to the Merger, DeGeorge and the Schneiders will contribute all of their respective Shares to Holdings pursuant to the terms of a contribution agreement entered into by the parties on August 13, 2010, to be effective upon the Effective Date, which is attached as an exhibit to this Transaction Statement (the “Contribution Agreement”). Holdings will then convert 174,197,800 shares of Preferred Stock into shares of Common Stock at a one-to-one conversion ratio pursuant to the Articles of Incorporation of ADTI, as amended July 2, 2009. After the conversion, Holdings will hold 186,837,621 shares, or approximately 90.6%, of the outstanding shares of Common Stock, and 2,524,641 shares, or approximately 90% of the outstanding shares of Preferred Stock.

The Filing Persons intend to cause Holdings to enter into the Merger pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), a form of which is included as an exhibit to this Transaction Statement. Pursuant to the Merger Agreement, one share of Common Stock or Preferred Stock in the surviving entity will be exchanged for every one thousand five hundred (1,500) shares of ADTI Common Stock and Preferred Stock. No fractional shares will be issued. In lieu of any such fractional share interest, each holder will receive cash (the “Cash Merger Price”) in an amount equal to the product obtained by multiplying (i) $0.02, which is equivalent to two hundred percent (200%) of the closing sales price of the Common Stock on the day immediately prior to the filing of this Transaction Statement as reported on the OTCBB, by (ii) the number of shares of Common Stock or Preferred Stock held by such holder that would otherwise have been exchanged for such fractional share interest. In the event that a single shareholder would be entitled to a payment amount less than one dollar, such shareholder will receive one dollar.

Under the CBCA, no action is required by the board of directors of ADTI or the stockholders of ADTI other than Holdings, in order for the Merger to become effective. Holders of Common Stock and Preferred Stock will not be entitled to vote with respect to the Merger, but holders of Preferred Stock will be entitled to certain appraisal rights under CBCA. ADTI will be the surviving entity after the Merger.

This Transaction Statement and the documents incorporated by reference in this Transaction Statement include certain forward-looking statements. These statements appear throughout this Transaction Statement and include statements regarding the intent, belief, or current expectations of the Filing Persons, including statements concerning the Filing Persons’ strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as positions and strategies of competitors; cash availability/liquidity; the risks inherent with predicting cash flows, revenue and earnings outcomes as well as all other factors identified in the “Risk Factors” sections included in (i) ADTI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009 filed with the Securities and Exchange Commission (the “SEC”) on October 13, 2009, (ii) ADTI’s Quarterly Report on

Form 10-Q for the quarterly period ended September 30, 2009 filed with the SEC on November 23, 2009, (iii) ADTI’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2009 filed with the SEC on February 17, 2010, (iv) ADTI’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 filed with the SEC on May 24, 2010 and (iii) as otherwise described in ADTI’s filings with the SEC from time to time.

SPECIAL FACTORS

Purposes, Alternatives, Reasons, and Effects of the Merger

Background of the Merger

ADTI was founded in 1983. Most recently, it has been a development stage company engaged in the development and manufacture of light emitting diode (“LED”) display screen systems primarily for the purpose of outdoor advertising. Since inception, the Company has been totally dependent on financing from outside sources to fund its operations. The three members of ADTI’s board of directors are James Martindale, Matthew Shankle, and Lawrence DeGeorge.

On November 6, 2008, ADTI entered into a Senior Secured Revolving Credit Agreement (the “Credit Agreement”) with DeGeorge Holdings Three, LLC (“DH3”), in an initial principal amount of $6,894,362.00. In May 2009, ADTI borrowed another $950,000.00 from DH3, and in June 2009, ADTI and DH3 amended and restated the Credit Agreement to increase the aggregate principal amount available, including all prior loans, to $15,000,000. Entry into the initial Credit Agreement was ratified by shareholders at the annual meeting held June 29, 2009. By May 2010, the amount outstanding under the Credit Agreement was $15,483,195.41, including principal and accrued interest.

On May 17, 2010, DH3 and ADTI jointly retained an independent appraisal firm to determine the fair market value of ADTI as a business enterprise, in order to determine whether ADTI was in default under the Credit Agreement. On June 23, 2010, the appraisal was delivered, estimating ADTI’s total value at approximately $7.6 million. Recognizing the likelihood of a cutoff of further advances under the Agreement or an imminent foreclosure under the Credit Agreement, a special committee comprised of Messrs. Martindale and Shankle (the “Committee”), entered into negotiations with DH3 in an effort to preserve some value for ADTI’s shareholders.

Under the consensual foreclosure ultimately negotiated between the Committee and DH3 (the “Foreclosure”), DH3 agreed to accept substantially all of the Company’s tangible and intangible assets (the “Collateral”) in partial satisfaction of ADTI’s obligations under the loans. By a concurrent separate agreement, DH3: (a) forgave $7.6 million of the balance outstanding under the Credit Agreement, (b) agreed to finance the costs of taking ADTI private; and (c) agreed to pay ADTI a royalty (the “Royalty”) equal to twenty percent (20%) of all revenues generated by the Collateral during the three (3) year period following the execution of the Agreement to Accept Collateral in Partial Satisfaction of Obligations (the “Foreclosure Agreement”). In addition, ADTI released DH3 and its affiliates, including Lawrence DeGeorge and the various entities he has used over the years to invest in ADTI, from any liability to ADTI or its shareholders arising out of (i) DeGeorge’s various equity and debt investments in ADTI, including but not limited to over $14.2 million in loans made by DH3 pursuant to the Credit Agreement, (ii) DH3’s declaration of a default under the Credit Agreement and resulting foreclosure on ADTI’s assets, and (iii) DeGeorge’s service as a member of ADTI’s board of directors over the past several years, including but not limited to his dual role as a director and ADTI’s principal creditor.

History of the Company’s Marketing, Product Development and Deployment Efforts Prior to the Foreclosure

Prior to the Foreclosure (as discussed below), the Company had been marketing its SkyNetTM technology, which was successfully demonstrated for the first time in December of 2007, for at least two years. The SkyNetTM product is a mesh LED Screen with a plurality of LED modules distributed in a grid matrix format with a spacing of 50 millimeters, utilizing a stainless steel mesh backplane to provide flexibility. The product is designed to be thin, lightweight, sunlight readable and to run video at 60 frames per second. The SkyNetTM screen is 50% transparent, thereby allowing light and air to pass through, and is designed to be installed and operational in one day.

The Company began manufacturing the SkyNetTM screen in June 2008. The Company installed its first completed screen on the Colorado Convention Center in Denver on August 11, 2008, as its beta test sign for marketing purposes, where it was to be used to air video advertisements and live programming during the Democratic National Convention in Denver. Unfortunately, this first SkyNetTM screen experienced an unacceptable level of “string failures,” with random portions of the video display losing power or going dark. The Company ultimately determined, via x-ray analysis and other investigative techniques, that these performance failures were the result of noncompliant and defective parts provided by a key supplier. Due to the extent of the defective components provided by the supplier, the screen had to be removed prior to the commencement of the Convention. It was ultimately determined that the Screen could not be repaired and offered for sale for outdoor use but could only be used internally for marketing demonstrations and for ongoing development and testing.

The failure of the first production SkyNetTM screen was a serious setback for the Company’s nascent production and marketing program. Production of additional screens was halted for several months while the Company investigated the source of the performance failure and established new quality control procedures, including enhanced testing procedures to detect noncompliant or defective parts and design improvements to reduce the impact of such parts on screen performance. Production of SkyNetTM screen displays did not resume until December of 2008, when the Company obtained fully compliant parts from the supplier and eliminated all potential sources of failure besides the defective and noncompliant parts.

In March 2010, the Company completed additional rework on this screen, including increasing its width by approximately five feet. The Company then entered into an agreement with The Music Box LLC to install this screen inside the newly renovated Music Box Theatre on Hollywood Boulevard, in Los Angeles, California. The Music Box is using the screen to enhance performances at the theatre using video content or background lighting. While the Company received no payment for the theatre’s use of the screen or its installation, the Company has the right to demonstrate this screen to potential new customers in a working customer installation environment. When it installed the screen at The Music Box, the Company hoped to share in future revenue generated through advertising on this screen, if any, but it never received any such revenue prior to the Foreclosure (discussed below).

During the quarter ended March 31, 2010, the Company continued its domestic and international sales and marketing efforts. International marketing efforts included attendance at the Façade Design and Engineering show in Dubai, U.A.E., where management made presentations to architects concerning the potential enhancements and advantages of adding LED lighting and signage to the façade of large building structures, focusing on the capabilities of the Company’s SkyNetTM Screen and installation, cost, power consumption and other characteristics. In addition, site visits to potential customer installations were conducted in both Dubai and Abu Dhabi. Management also attended the Digital Signage Exposition in Las Vegas and conducted site visits to potential customer installation locations there. While the Company had entered into an agreement to install a screen in Dubai on a non-revenue, trial basis in September of 2009, the Company was unable to get the necessary approvals to have that screen installed in Dubai prior to the Foreclosure (discussed below).

On June 15, 2010, the Company entered into a License and Revenue Sharing Agreement (the “Times Square Agreement”) with Times Square Tower Associates, LLC (“Building Owner”). Pursuant to the Agreement, the Company agreed to exhibit its SkyNetTM flexible mesh video display screen (the “Times Square Screen”) at 7 Times Square, New York, New York for a term through June 30, 2014 (the “Term”). Under the Times Square Agreement, the Company would remain the sole owner of the Times Square Screen and would be responsible for obtaining the placement of advertising on the Screen during the Term. All advertising monies actually received by the Company or Building Owner would be shared by the Company and Building Owner in the manner described in the Agreement, which was filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on June 21, 2010.

Shortly after entering into the Times Square Agreement, on June 29, 2010, the Company’s principal lender, DH3, foreclosed upon all the assets of the Company, which had been pledged as collateral under the loan agreements between the Company and DH3, including the tangible and intangible property representing the SkyNetTM product (the “Foreclosure”). The Times Square Agreement and the Music Box installation were among the assets taken by DH3 in the Foreclosure. After the Foreclosure, the Company no longer had any operations or assets, so all further marketing, product development and deployment efforts ceased at that time.

Financial and Other Forecasts

The Company did not prepare any financial or other forecasts in anticipation of the Foreclosure, but the Company and DH3 jointly engaged an independent appraisal firm to determine the fair market value of the Company’s collateral in anticipation of possible foreclosure. In connection with the preparation of the appraisal, the Company did provide some forward looking information to DH3 and to the appraisal firm, including some internal sales forecasts. Because the Company never completed a sale of a SkyNetTM display screen notwithstanding its active marketing of the product since 2008 and its own anticipated sales during that period, the Company and the Filing Persons determined that the hastily developed projections provided to the appraisal firm were not sufficiently reliable or probative for disclosure in connection with the Foreclosure or the Merger, respectively.

The Merger

After the Foreclosure, the board of directors of ADTI considered the available options by which ADTI might be able to retain some value for its shareholders from the Royalty, its only remaining business and source of income by reforming itself as a leaner company, preferably without the costs of being a reporting company under the Exchange Act. Since Lawrence DeGeorge and the Schneiders together own more than 90% of the total outstanding Shares, a short-form merger was elected as the preferred course of action.

Pursuant to the terms of the Contribution Agreement to become effective immediately prior to the Merger, DeGeorge and the Schneiders will contribute an aggregate of 194,824,641 Shares of ADTI, or approximately 93.21% of the outstanding Shares of ADTI, to Holdings, in contemplation of effecting the Merger. The purpose of the Merger is to reduce the total number of shareholders by cashing out over 2,000 shareholders who collectively hold only 1% of the total outstanding shares and whose holdings have a current average value of between $1.00 and $15.00. Each such shareholder will receive 200% of the fair market value of their holdings or $1.00 per shareholder, whichever is greater based on the individual shareholder’s holdings. The remaining shareholders will receive interests in a leaner, more efficient company designed primarily to distribute the potential income derived from the Royalty.

Purpose

The intent of the Filing Persons is to reform ADTI into a smaller, more cost-efficient entity that will remain viable for the three-year term of the Royalty in order to preserve the opportunity to generate some value for all of its shareholders. To accomplish that efficiency, ADTI needs to eliminate its public company status, which is both an administrative burden and a substantial expense that it can no longer bear. The Filing Persons intend to cause Holdings to merge with and into ADTI, with ADTI continuing as the surviving corporation, as a means of reducing the total number of holders of ADTI Common Stock (which is currently trading on the OTCBB at $0.01 per share) and Preferred Stock, and providing a source of immediate liquidity to those holders as of the date of this filing of a small number of illiquid and relatively valueless ADTI shares.

Background of the Foreclosure

The special committee of the Company’s Board of Directors (the “Committee”) that negotiated the terms of the Foreclosure and the related Release Agreement with DH3 sought to preserve as much value as possible for the Company and its shareholders notwithstanding the Company’s default under the Loan Agreement and its inability to cure that default. The Committee ultimately obtained (i) an agreement from DH3 to accept a portion of the financial burden of the Company’s ongoing affairs and (ii) a promise from the Lender’s affiliate, ADTI Media, LLC, to make royalty payments equal to 20% of any revenues generated by ADTI Media from the Collateral, if any, for the next three (3) years (the “Royalties”) in exchange for the Company’s release of all potential claims against DH3 and its affiliates. The Committee recognized that, in light of the Company’s own failure to sell any SkyNetTM display screens, the payment of any Royalties by ADTI Media would be highly speculative. The Committee also recognized that, in light of the remaining $6.6 million debt of the Company to DH3 after the Foreclosure, the likelihood that the Royalties would ever provide enough income to the Company to repay that debt and then deliver a return to its shareholders was even more uncertain. Nevertheless, the Committee concluded that, if ADTI Media did somehow realize sufficient sales success in the period following the Foreclosure to repay the Company’s debt and then provide a return to the Company’s shareholders, then the Committee would have fulfilled its fiduciary duties by providing the Company and its shareholders with an opportunity to participate, albeit for a limited period of time, in that success, irrespective of its likelihood at the time of the Foreclosure. While there can be no assurance that ADTI Media will ever generate the sales necessary to pay significant Royalties, the Company and the Filing Persons believe that, by obtaining the right to those Royalties, the Committee made its best efforts to obtain some potential benefit for the Company and its shareholders notwithstanding the Foreclosure.

Alternatives

The Filing Persons considered the advantages and disadvantages of certain alternatives to acquiring the minority interests of the non-affiliated stockholders, including leaving ADTI as a majority-owned public company. In the view of the Filing Persons, the principal advantage of leaving ADTI as a majority-owned public company would be for the potential investment liquidity of owning securities of a public company and for the possibility of using ADTI’s securities to raise capital or make acquisitions. However, the Filing Persons do not believe that either of these rationales are persuasive. The Filing Persons also noted that companies of similar size and public float to ADTI do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity. Therefore, the Filing Persons concluded that the advantages of leaving ADTI as a majority-owned public subsidiary were outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

The Filing Persons have determined to effect the Merger at this time because they wish to realize as immediately as possible the benefits of taking ADTI private, as discussed above. The current market price of ADTI’s common stock was not a factor in the timing of the Filing Persons’ decision to effect the Merger.

The Filing Persons believe that effecting the transaction by way of a short-form merger under Section 7-111-104 of the CBCA is also the quickest and most cost-effective way for the stockholders of Holdings to acquire the outstanding Common Stock and Preferred Stock that they do not already own, as well as an equitable and fair way to provide liquidity, in the form of cash consideration, to the smaller public stockholders of ADTI. As a consequence, the Filing Persons rejected such transactions as a long-form merger, tender offer or reverse stock split. The short-form merger allows the non-affiliated stockholders to receive cash for their shares of Common Stock and Preferred Stock quickly, and avoids the additional expense of soliciting proxies or launching a tender offer, either of which would be very costly.

Reasons

In determining whether to acquire the outstanding public minority equity interest in ADTI and to effect the Merger, the Filing Persons considered the following factors to be the principal benefits of taking ADTI private:

•	To decrease costs associated with being a public company. For example, as a privately held company, ADTI would no longer be required to file quarterly, annual, or other periodic reports with the SEC, publish and distribute to its stockholders annual reports and proxy statements, or comply with certain provisions of the Sarbanes-Oxley Act of 2002 (“SOX”).
•	These historical expenses include approximately $100,000 for expenses associated with audit and SOX compliance, $100,000 for expenses associated with personnel and public company management, $200,000 for expenses associated with public company legal representation, and $100,000 for general public company compliance expenses. The Filing Persons therefore anticipate that going private would result in cost savings of approximately $500,000 per year.
•	To enable ADTI to avoid filing for bankruptcy or seeking similar protection from its creditors. ADTI’s most recent Annual Report on Form 10-K for the year ended June 30, 2009 (the “Form 10-K”) states the following regarding its liquidity and capital resources: “There can be no assurance that the Company will be able to successfully raise the necessary capital, secure interim funding from outside sources or achieve or maintain profitable operations. If the Company fails to do so, it will be forced to discontinue operations and liquidate its assets. In such an event, it is extremely unlikely that there would be any funds or property available for distribution to shareholders in any such liquidation.”
•	To eliminate additional burdens on management associated with public reporting and other tasks resulting from ADTI’s public company status, including, for example, the dedication of time and resources to stockholder inquiries and investor and public relations.
•	To provide increased liquidity for investors. The average daily trading volume for shares of Common Stock for the three-month period ended August 12, 2010, the last date on which Common Stock traded prior to the filing date of this Transaction Statement, was approximately 6,300 shares, which is equal to 0.019755% of the total outstanding shares of Common Stock. The Filing Persons considered the overall downward trend of the ADTI stock trading volume over the past three years. Investors essentially have no public market in which to efficiently sell their Shares. The Merger would result in immediate enhanced liquidity for approximately 2,000 shareholders. In addition, the Filing Persons considered the downward trends in the price of the Shares during the past 12 months. The Filing Persons believe that the market for the Shares is so illiquid that shareholders would not be able to sell their Shares at or above the Cash Merger Price. The Cash Merger Price represents a premium of at least 100% over the price at which the Shares last traded prior to the filing of this Transaction Statement.
•	Pursuant to the Merger, over 2,000 shareholders will be cashed out at a price that is significantly higher than fair market value without the payment of any brokerage fee or commission.
•	This Rule 13e-3 transaction is structured as a short-form merger under Section 7-111-104 of the CBCA. This form of merger allows the majority of shareholders to receive cash for their Shares quickly and allows ADTI to become a privately held company without any action by the board of directors of ADTI or the majority of the shareholders.

Some of the factors set forth above have been present in ADTI’s history for some time. The Filing Persons have previously provided ADTI approximately $15 million in loan and credit facilities to assist ADTI in resolving its liquidity and operational challenges as explained in more detail in this Transaction Statement under the heading “Background of the Merger.” Despite these and other efforts taken by ADTI, ADTI has not been able to solve its continued liquidity and operational difficulties, as evidenced by the recent Foreclosure. The Filing Persons believe that the Merger will help ADTI solve its liquidity and operational challenges by making ADTI more operationally efficient. The Filing Persons have weighed the factors above in the aggregate and determined to exercise their rights under Section 7-111-104 of the CBCA. The Filing Persons concluded that although the factors have been present for some time, the Merger is the most fair and efficient action to take at this time that will have the greatest benefit for unaffiliated security holders as well as affiliates of ADTI.

The Filing Persons also weighed a variety of risks and other potentially negative factors for the non-affiliated stockholders and the Filing Persons concerning the Merger, including the fact that:

•	Following the Merger, if ADTI’s financial condition improves, the shareholders who are cashed out will not participate in any future earnings of or benefit from any increases in ADTI’s value;
•	For U.S. federal income tax purposes generally, the cash payments made to the shareholders who are cashed out pursuant to the Merger may be taxable to such shareholders;
•	The smaller shareholders have not been represented in discussions about the Merger, either by the board of directors of ADTI (which, by statute, is not involved in the short-form merger process) or an independent committee representing the interests of the disinterested shareholders;
•	Over 2,000 shareholders will be required to surrender their shares involuntarily in exchange for a cash price determined by the Filing Persons;
•	Holders of Common Stock will not be given dissenters rights or appraisal rights, because ADTI currently has more than 2,000 record holders of Common Stock and therefore such rights are not required under Colorado state securities laws;
•	The smaller shareholders will not have the right as a result of the Merger to liquidate their shares at a time and for a price of their choosing;
•	The remaining shareholders will be the sole beneficiaries of the cost savings that result from going private;
•	The remaining shareholders may not realize any profits or appreciation of their investments, since ADTI’s sole asset is the right to royalties which may not manifest;

•	The cash-out option will be unavailable or only available to a limited extent to shareholders who hold over 1,500 shares, who will automatically become holders of securities that have no public market;
•	ADTI will no longer be subject to the provisions of the Sarbanes-Oxley Act of 2002 or the liability provisions of the Exchange Act; and
•	The Filing Persons did not engage any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Shares.

As discussed in more detail above, the Filing Persons determined that, if they had suspended ADTI’s filing and other obligations under the Exchange Act, ADTI would have achieved cost savings of approximately $500,000 in each of the past two fiscal years with respect to the public reporting requirements, including costs related to compensation to employees, independent auditor fees, legal fees, and transfer agent, printing, and other costs related to being a public company. Such estimated cost savings weighed in favor of effecting the Merger.

The principal disadvantage of leaving ADTI as a majority-owned, public company considered by the Filing Persons is the inability to achieve the significant cost-saving benefits discussed above. The Filing Persons believe that ADTI management has implemented as many cost-reduction practices as possible, and that at this point, the costs associated with being a public reporting company represent nearly all of ADTI’s total overhead. The Filing Persons believe these costs would only continue to increase and would ultimately force ADTI into bankruptcy. In summary, the Filing Persons concluded that the advantages of leaving ADTI as a majority-owned, public subsidiary were significantly outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

Effective Date of Merger

Shareholders holding shares on the Effective Date of the Merger have no discretion regarding whether or to what extent their shares will be cashed out or exchanged for shares in the surviving entity. Such determination is made solely on the basis of how many shares were held by each shareholder of record as of the close of business on the Effective Date of the Merger. While the trading market for the Company’s common stock is extremely thin, especially for smaller shareholders who would be cashed out in the Merger, shareholders who wish to avoid being included in the Merger, or who wish to change the number of shares they own so as to avoid being cashed out or alternatively continuing as shareholders in the post-Merger surviving entity, as the case may be, may do so by effecting a trade or other transfer of their shares prior to September 23, 2010, the Effective Date of the Merger. For example, shareholders who wish to continue to hold shares after the Merger but who currently hold less than 1,500 shares could acquire additional shares prior to the Effective Date in order to avoid being cashed out in the Merger. On the other hand, shareholders who currently hold more than 1,500 shares but who wish to be cashed out in the Merger can seek to sell or otherwise transfer some or all of their shares prior to the Effective Date.

Effects of the Merger

General

The beneficial ownership of the Filing Persons in ADTI immediately prior to the consummation of the Merger amounts to approximately 93.21% in the aggregate. Upon completion of the Merger, the remaining shareholders will have complete control over the conduct of ADTI’s business and will have a 100% interest in the net assets, net book value, and net earnings of ADTI. As of March 31, 2010, the total assets, net book value, and net earnings of ADTI for the quarter equaled $4,990,776, negative $10,533,856, and negative $2,066,004, respectively. Taking into account the effect of the Foreclosure, total assets are now approximately zero and net book value is approximately negative $8 million.

Upon completion of the Merger, over 2,000 shareholders will cease to hold shares in the surviving company. The remaining shareholders will be entitled to share in revenue, if any, produced by the 20% royalty payable to the surviving company that remains once ADTI’s remaining liabilities are satisfied. The surviving entity will furthermore cease to incur approximately $500,000 in costs related to being a public company. However, the remaining shareholders will continue to bear the risk of a complete loss of their investment should the surviving entity ultimately fail, and, following deregistration, there will be no trading market available for their shares.

Effect on Stockholders

Pursuant to the Merger Agreement, over 2,000 public shareholders of ADTI would be cashed out at a price of $0.02 per share, which is equivalent to a 100% premium over the current fair market value of their shares, or $1.00 per shareholder, whichever is greater. Those shareholders who hold more than 1,500 shares will receive shares in a new, leaner company that will not have the disclosure and reporting obligations of a public company. The holdings of the directors and officers of ADTI will be treated no differently than the unaffiliated security holders of ADTI. Other than DeGeorge, who is on the board of directors of ADTI, no director or officer of ADTI is an affiliate of the Filing Persons.

Effect on Smaller Shareholders

The benefit of the Merger to the smaller public shareholders is the right to immediately receive the Cash Merger Price for their shares, or, in some cases, shares in a leaner, potentially more profitable, ADTI. Those shareholders who receive cash will no longer have any equity interest in, and will not be stockholders of, ADTI and therefore will not receive the benefits of ADTI’s future earnings (if any) based on their stockholdings and will no longer bear the risk of any decreases in the value of ADTI. Moreover, they will not share in any distribution of proceeds based on their stockholdings after any sales of the business of ADTI, whether contemplated at the time of the Merger or thereafter. See Item 6 “Purposes of the Transaction and Plans or Proposals,” beginning on Page 29 of this Transaction Statement. All of such shareholders’ other incidents of stock ownership, such as the right to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of ADTI, and to receive appraisal rights upon certain mergers or consolidations of ADTI (unless, with respect to the holders of Preferred Stock, such appraisal rights are perfected in connection with the Merger) will be extinguished upon completion of the Merger. Furthermore, the receipt of the payment for their shares will be a taxable transaction for federal income tax purposes. Each holder’s gain or loss per share will be equal to the difference between the Cash Merger Price and the holder’s stock basis per share in the Shares. If a stockholder holds Shares as a capital asset, the gain or loss from the Merger will be a capital gain or loss. The gain or loss will be long term if the holder’s holding period is more than one year. See “Certain Federal Income Tax Consequences of the Merger,” beginning on Page 15 of this Transaction Statement. Instead, the shareholders will have immediate liquidity, in the form of the Cash Merger Price, in place of an ongoing equity interest in ADTI in the form of the Shares. However, the shareholders will be required to surrender their Shares involuntarily in exchange for the Cash Merger Price and will not have the right to liquidate the Shares at a time and for a price of their choosing. In summary, if the Merger becomes effective, the smaller holders of Common Stock will have no ongoing rights as stockholders of ADTI.

Effect on Larger Shareholders

The benefit of the Merger to the larger public shareholders is the right to immediately receive shares in a leaner ADTI. They will be entitled to share in revenue, if any, produced by the 20% royalty payable to the surviving company that remains once ADTI’s remaining liabilities are satisfied. Furthermore, the remaining shareholders will receive the benefit of eliminating the significant costs of approximately $500,000 related to being a public company. However, these larger shareholders will continue to bear the risk of a complete loss of their investment should the surviving entity ultimately fail.

Effect on Optionholders

As of March 31, 2010, ADTI had approximately 4,478,125 stock options outstanding and approximately 20,521,875 of additional stock options authorized. All stock options are governed by ADTI’s 2007 Equity Incentive Plan (the “Plan”). Under the terms of the Plan, outstanding options automatically terminate three months after discontinuation of employment with ADTI. Since all employees other than Matthew W. Shankle were terminated as of June 28, 2010 in connection with the Foreclosure (as discussed below), any outstanding options held by such employees are due to terminate on September 28, 2010. However, pursuant to Article V of the Plan, upon consummation of the Merger and thirty (30) days notice to all optionholders, all of the outstanding options shall automatically terminate and be of no further force and effect whatsoever. ADTI intends to deliver such notice concurrently with the filing of this Transaction Statement, so that all outstanding options shall be terminated at or before the Effective Date. Thus, the optionholders will be given thirty (30) days in which to determine whether to exercise their options. Should they choose to do so, they will have the same rights as holders of common stock.

The Shares

Once the Merger is effective, trading in Common Stock on the OTC Bulletin Board will cease. There will no longer be price quotations for Common Stock and the registration of Common Stock under the Exchange Act will be terminated. The Filing Persons intend to deregister the Shares under the Exchange Act. As a result, ADTI will no longer be required to file annual, quarterly, or other periodic reports with the SEC under Section 13(a) of the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. In addition, the Filing Persons will no longer be subject to reporting requirements regarding their ownership of Shares under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge certain profits from the purchase and sale of Shares.

Plans after the Merger

In connection with the Merger, the Filing Persons expect to review ADTI and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order to improve the business and operations of ADTI. The transactions contemplated may include merger, reorganization, liquidation, purchase, sale and transfer of a material amount of assets. The Filing Persons expressly reserve the right to make any changes as to ADTI that it deems necessary or appropriate in light of its review or in light of future developments. The Filing Persons currently do not anticipate any material change in ADTI’s present dividend policy or any changes in ADTI’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of ADTI.

After the effective date of the Merger, ADTI will have fewer than 300 shareholders, entitling ADTI to terminate its reporting obligations under Section 12(g) of the Securities Exchange Act of 1934 by filing a Form 15 with the Securities and Exchange Commission. As a result, ADTI’s common stock will no longer be quoted on the OTC Bulletin Board, and there will be no public market for ADTI’s common stock.

Additionally, it is currently expected, since ADTI will no longer be a public company after the effective date of the Merger, that the board of directors and management of the surviving company will be restructured.

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of the material United States federal income tax consequences of the Merger to beneficial owners of shares of ADTI stock. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the laws, regulations, rulings, and decisions in effect on the date of this Transaction Statement, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this discussion only applies to holders of ADTI stock that are United States persons, which means (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation for United States federal income tax purposes, (iii) a partnership or other entity taxable as a partnership United States federal income tax purposes created or organized in or under the laws of the United States or any State or the District of Columbia, or (iv) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

This discussion does not address all aspects of federal income taxation that may affect holders of ADTI stock in light of their particular circumstances or to holders of ADTI stock who may be subject to special tax treatment under the Code, including holders of restricted ADTI stock, holders who are brokers, dealers or traders in securities or foreign currency, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, grantor trusts, holders who hold ADTI stock as part of a hedge, straddle, conversion, or other risk reduction transaction, or who acquired ADTI stock pursuant to the exercise of compensatory stock options or warrants or otherwise as compensation.

The receipt of cash by a stockholder of ADTI, pursuant to the Merger or pursuant to the exercise of the stockholder’s statutory appraisal rights, will be a taxable transaction for United States federal income tax purposes. In general, a stockholder of ADTI will recognize gain or loss for United States federal income tax purposes equal to the difference between the amount of cash that the stockholder receives in the Merger and that stockholder’s adjusted tax basis in that stockholder’s shares of ADTI. Such gain or loss generally will be capital gain or loss if the stockholder holds the shares of ADTI as a capital asset, and generally will be long-term capital gain or loss if, at the Effective Date of the Merger, the stockholder has held the shares of ADTI for more than one year. If the stockholder is related to a surviving stockholder, however, the distribution could be taxable as a dividend for United States federal income tax purposes.

The cash payments made to a stockholder of ADTI pursuant to the Merger will be subject to backup United States federal income tax withholding unless the stockholder provides the Paying Agent with his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies.

For surviving stockholders of ADTI, the Merger itself will be disregarded and each new share of Common Stock or Preferred Stock of the surviving corporation will be viewed as having been received in exchange for 1,500 shares of Common Stock or Preferred Stock, respectively, of ADTI. Each share of Common Stock or Preferred Stock of the surviving corporation will have a basis equal to the aggregate basis of the shares of Common Stock or Preferred Stock, respectively, of ADTI exchanged therefor, and a holding period determined with reference to the holding period of the shares of Common Stock or Preferred Stock, respectively, of ADTI exchanged therefor.

EACH BENEFICIAL OWNER OF SHARES OF ADTI IS URGED TO CONSULT SUCH BENEFICIAL OWNER’S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO EACH SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

FAIRNESS OF THE MERGER

Position of the Filing Persons as to the Fairness of the Merger

Each of the Filing Persons has individually concluded that the Merger is both substantively and procedurally fair to the unaffiliated security holders of ADTI, and that fair value is being paid for the Shares. This belief is based on the following factors:

•	Current market prices and current market price trend. The Filing Persons considered the current market prices and the trend of the current market prices for the Shares as relevant to their belief that the Merger is fair. The Filing Persons considered the downward trend of the stock price of the Shares over the past five years, and in particular during the past 12 months. Although there is not adequate liquidity in the market or trading volume of Shares to base all of the Filings Persons’ analyses solely on the stock price, the underlying performance and value of ADTI, in combination with the current stock price, contributed to the Filing Persons’ analyses. While the reported sale prices and reported bid and asked prices of the Shares at time have occasionally exceeded the Cash Merger Price over the past year, the Filing Persons believe that these prices corresponded to disproportionate swings in ADTI stock based on the thin market liquidity of the stock. The average daily trading volume of ADTI’s shares during the three-month period ended August 12, 2010, the last date on which Common Stock traded prior to the initial filing date of this Transaction Statement, was only approximately 6,300 shares, which is equal to 0.019755% of the total outstanding shares of Common Stock. Essentially, investors have had no public market in which to efficiently sell their Shares.
•	The Merger Price. The Merger will enable the unaffiliated security holders of ADTI to immediately realize, without the payment of any brokerage fees or commissions, cash for their shares of Common Stock. Pursuant to the Merger Agreement, one share of the surviving entity will be exchanged for every one thousand five hundred (1,500) shares of ADTI Common Stock and Preferred Stock. No fractional shares will be issued. In lieu of any such fractional share interest, each holder will receive cash in an amount equal to the product obtained by multiplying (i) $0.02, which represents two hundred percent (200%) of the closing sales price of the Common Stock on the day immediately prior to the filing of this Transaction Statement as reported on the OTCBB, by (ii) the number of shares of Common Stock or Preferred Stock held by such holder that would otherwise have been exchanged for such fractional share interest. In the event that a single shareholder would be entitled to a payment amount less than one dollar, such shareholder will receive one dollar.
•	Net Book Value Multiple Valuation. The Filing Persons elected not to use this method of valuation because net book value multiples are traditionally not utilized to value companies such as ADTI but rather are often used as a valuation technique with respect to companies in the financial industry.
•	Going concern value. The Filing Persons did not place any significant weight on ADTI’s going concern value in assessing whether the Merger was fair to the unaffiliated security holders of ADTI. The Filing Persons determined that ADTI could not be adequately valued as a going concern because of its negative cash flows and its insufficient working capital to efficiently pursue its operations at current levels without additional capital. In any event, the net book value of ADTI’s assets is essentially zero.
•	Selected Precedent Transactions Valuation. The Filing Persons did not evaluate the prices potentially attainable in other change of control transactions since, to the Filing Persons’ knowledge, during the past two years no one has purchased enough common stock of ADTI to exercise control of ADTI, ADTI has not engaged in a merger or consolidation with another company or in the sale or other transfer of a substantial part of its assets other than the Foreclosure, and there were no firm offers to purchase ADTI’s business by any unaffiliated person.

•	Liquidation Value Analysis. The Filing Persons did not consider the Cash Merger Price as compared to any implied liquidation value because it was not contemplated that ADTI was to be liquidated irrespective of whether the Merger was completed. Moreover, a liquidation value analysis does not take into account any value that may be attributed to a company’s ability to attract new business.
•	No Firm Offers. None of the Filing Persons has received a firm offer for their equity interests in ADTI from a third party within the past two years. The Filing Persons have also indicated that they do not expect to entertain an offer for their ownership in ADTI in the foreseeable future.
•	Current Lack of Liquidity for Stockholders. ADTI’s Common Stock is currently quoted on the OTC Bulletin Board. The Filing Persons’ collective ownership of approximately 90.60% of the outstanding Shares (1) results in an extremely small public float that limits the amount of trading in the Shares and (2) eliminates the possibility that a proposal to acquire the Shares by an independent entity could succeed without the consent of the Filing Persons. As a result, the trading volume and liquidity of ADTI’s common stock are likely to make it extremely difficult for the unaffiliated security holders to sell their ADTI stock. The Filing Persons believe that the immediate liquidity and cash consideration from the Merger would be beneficial to the unaffiliated security holders of ADTI, whose ability to sell their Shares has been adversely affected by the limited liquidity for the shares due to the relatively small number of holders of Common Stock and limited trading volume. The Merger is expected to provide cash consideration to over 2,000 unaffiliated security holders.
•	Minimize the Risk of Bankruptcy. The Filing Persons believe that taking ADTI private will decrease the possibility of ADTI filing for or being involuntarily placed into bankruptcy. ADTI currently does not have sufficient sources of funds to cover its current obligations and liabilities as they become due. As discussed above, the Filing Persons also believe that effecting the Merger would result in the unaffiliated security holders receiving greater consideration for their shares than the consideration, if any, they would receive if ADTI were to file for bankruptcy.
•	Elimination of Future Financial Performance Risks. The Merger would shift the risk of the future financial performance of ADTI from the smaller, unaffiliated security holders, who do not have the power to control decisions made regarding ADTI’s business, primarily to the Filing Persons, who do have the power to control ADTI’s business.
•	Net Tangible Assets Multiple Valuation. The Filing Persons elected not to use this method of valuation because, among other reasons, net tangible assets multiples are traditionally not utilized to value companies such as ADTI but rather are more commonly used as a valuation technique for companies in the financial industry.
•	Earning Multiple Valuations. The Filing Persons elected not to use this method of valuation as ADTI has generated a net loss for each of the past two fiscal years and is also expected to do so for the fiscal year ended June 30, 2010.
•	No dividend. ADTI has never declared or paid any dividends since its inception, and based on ADTI’s disclosure in its Annual Report on Form 10-K for the year ended June 30, 2009, it has no intention to pay dividends in the foreseeable future.

Each of the Filing Persons has individually considered all of the foregoing factors to support their belief that the Merger is substantively and procedurally fair to the unaffiliated security holders.

The Filing Persons have not performed, or engaged a financial advisor to perform, any third-party valuation analysis for the purposes of assessing the fairness of the Merger to the unaffiliated security holders or establishing the Cash Merger Price. In setting the Cash Merger Price, the Filing Persons followed legal precedent and have concluded that the transactions contemplated in the Merger Agreement and described in this Transaction Statement are fair to the shareholders and in their best interests. The Filing Persons established the Cash Merger Price by evaluating the factors above and determining a price which, in their opinion, was both fair to the Filing Persons and fair to the unaffiliated security holders.

Fairness of the Merger to All Shareholders

While the form of consideration received by shareholders in the Merger will be different based on whether a given shareholder holds more or less than 1,500 shares, the Company and the Filing Persons nevertheless believe that the Merger is fair to both categories of shareholders. Those who hold over 1,500 shares (the “Continuing Shareholders”) will receive equity interests in a leaner company – one in which its limited resources are not diverted to the burden and expense of maintaining SEC registration with no corresponding benefit of increased liquidity—and one that holds a small continuing interest, via the Royalties, in the Company’s former business of producing and selling the SkyNetTM video display screens. While those who hold under 1,500 shares (the “Cashed Out Shareholders”) will be cashed out and will not have an opportunity to share in the future returns, if any, from the Royalties, they will nevertheless receive a premium of at least 200% (based on market prices before the announcement of the Merger) on shares that are barely liquid, if at all. Moreover, because the small amount of cash payments being made to Cashed Out Shareholders in the Merger is actually being borne by DH3 pursuant to the Release Agreement, those payments are not an indirect burden on the Continuing Shareholders. Thus, the Company and the Filing Persons believe that the Merger offers all shareholders more value than they would have been able to achieve in the absence of the Merger. For these reasons, even though they are receiving different forms of consideration, the Company and the Filing Persons believe that the Merger is fair to both Cashed Out Shareholders and Continuing Shareholders.

The Filing Persons considered requesting that independent directors of ADTI form a special committee for the purpose of determining the fairness of the Merger but decided not to pursue this option. In reaching such a conclusion, the Filing Persons considered the statutory right of a holder of 90% of the outstanding stock of a corporation under Section 7-111-104 of the CBCA to eliminate minority stockholders’ participation in the controlled corporation without any action by the controlled corporation or its other stockholders, and without the requirement that the parent corporation appoint a special committee to determine the fairness of the Merger. The Filing Persons believed that the cost of legal counsel and the diversion of management resources to assist the special committee would have been an unnecessary and imprudent drain on the already limited resources of ADTI.

In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the Merger is procedurally and substantively fair to the unaffiliated security holders, the Filing Persons, acting individually and as the sole stockholders of Holdings, have also weighed the following factors:

•	No future participation in the prospects of ADTI. Following the consummation of the Merger, over 2,000 security holders will be cashed out and thereafter cease to participate in the future earnings or growth, if any, of ADTI, or benefit from an increase, if any, in the value of their holdings in ADTI.
•	Actual or potential conflicts of interest. The interests of the Filing Persons in determining the Cash Merger Price may be adverse to the interests of the unaffiliated security holders. The Filing Persons are ADTI’s largest shareholders and DH3 is ADTI’s largest creditor.
•	Alternative transactions. The Filing Persons have considered the advantages and disadvantages of certain alternatives to the Merger, including leaving ADTI as a majority-owned public company. However, each of the Filing Persons has determined that the Merger is both substantively and procedurally fair to the unaffiliated security holders and represents the highest possible value that the unaffiliated security holders are likely to receive for the Shares.
•	No opportunity for ADTI’s board of directors or the unaffiliated security holders to vote on the Merger. Because the Merger is being effected pursuant to a short-form merger under Section 7-111-104 of the CBCA and consequently does not require approval by ADTI’s board of directors or ADTI’s stockholders other than the Filing Persons, neither ADTI’s board of directors nor the unaffiliated security holders will have the opportunity to vote on the Merger.
•	No special committee representing the unaffiliated security holders’ interests. ADTI’s board of directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the unaffiliated security holders and retaining independent advisors to assist with the evaluation of strategic alternatives, including the Merger.

•	No fairness opinion. The Filing Persons did not engage any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Shares.

After weighing these additional factors and giving them due consideration, the Filing Persons (each acting individually) have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is substantively and procedurally fair to the unaffiliated security holders.

Specifically with respect to procedural fairness, the Filing Persons did not consider it necessary to explicitly require adoption of the Merger by at least a majority of the unaffiliated security holders (other than the Filing Persons) nor did they consider it necessary to retain an unaffiliated representative to act solely on behalf of the unaffiliated security holders for purposes of negotiating the terms of the Merger, because both procedural safeguards would delay and increase the costs of the Merger to the detriment of ADTI and the unaffiliated security holders.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the unaffiliated security holders, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the Merger to the unaffiliated security holders, as it is their view that the factors they considered provided a reasonable basis to form their belief.

REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

The Filing Persons have not engaged any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Shares and, accordingly, the Filing Persons have not received any report, opinion, or appraisal from an outside party relating to the fairness of the consideration being offered to the shareholders or the fairness of the Merger to ADTI, the Filing Persons, or to the unaffiliated security holders.

TRANSACTION STATEMENT

Item 1. Summary Term Sheet

See the Section above captioned “Summary Term Sheet” beginning on Page 1 of this Transaction Statement.

Item 2. Subject Company Information

Name and Address

The name of the Company is Advance Display Technologies, Inc., a Colorado corporation (“ADTI”). The principal executive offices of ADTI are located at 42230 Zevo Drive, Temecula, CA 92590. The telephone number is (951) 795-4446.

ADTI is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters. Such reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference room located at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies may be obtained from the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

Securities

The exact title of the classes of equity securities subject to the Merger are: (1) Common Stock, par value $0.001 per share, of ADTI (“Common Stock”); and (2) Series D Convertible Preferred Stock, par value $0.001 per share, of ADTI (“Preferred Stock”). As of August 12, 2010, there were 32,014,723 shares of Common Stock and 177,002,763 shares of Preferred Stock (collectively, the “Shares”) outstanding. Once the Filing Persons convert the majority of their Preferred Stock to Common Stock, there will be 206,212,523 outstanding shares of Common Stock and 2,804,963 shares of Preferred Stock.

Trading Market and Price.  ADTI’s common stock is listed for quotation on the OTC Bulletin Board under the trading symbol “ADTI.OB.” Since July 27, 2010, the trading price per Share has been $0.01. The following table sets forth the bid prices quoted for ADTI’s common stock on the OTC Bulletin Board during the last two years, as reported in publicly available sources.

	High	Low
Fiscal Quarter Ended
June 30, 2010	$0.12	$0.03
March 31, 2010	$0.11	$0.03
December 31, 2009	$0.10	$0.03
September 30, 2009	$0.15	$0.00
June 30, 2009	$0.09	$0.04
March 31, 2009	$0.11	$0.05
December 31, 2008	$0.25	$0.08
September 30, 2008	$0.50	$0.19

More detailed discussions of the Company’s financial results are contained in ADTI’s Annual Reports on Form 10-K and may be obtained free of charge from the SEC’s website at http://www.sec.gov.

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.

Dividends

To the knowledge of the Filing Persons, ADTI has never declared or paid any dividends in respect of the Shares during the past two years. After reasonable inquiry, the Filing Persons believe that ADTI will neither declare nor pay any dividends in the future.

Prior Public Offerings

Neither any of the Filing Persons nor, to the knowledge of the Filing Persons, ADTI, has made an underwritten public offering of the Shares for cash during the past three years that was registered under the Securities Act of 1933, as amended (the “Securities Act”), or exempt from registration thereunder pursuant to Regulation A.

Prior Stock Purchases

None of the Filing Persons, nor any affiliate of any of the Filing Persons, has purchased any Shares during the past two years, except as described under Item 5 below.

Item 3. Identity and Background of Filing Persons

GSLD Holdings, Inc.

Name and Business Address

GSLD Holdings, Inc. (“Holdings”) was recently formed by the Filing Persons for the purpose of effecting the Merger. Holdings’ principal business address is c/o Davis Graham & Stubbs LLP, 1550 Seventeenth Street, Suite 500, Denver, CO 80202, Attn: S. Lee Terry, Jr.

Business and Background of Entity

Holdings was formed for the sole purpose of merging with and into ADTI pursuant to Section 7-111-104 of the CBCA. Pursuant to the Contribution Agreement, DeGeorge and the Schneiders have agreed to contribute to Holdings the shares of Common Stock and Preferred Stock held by them immediately prior to the consummation of the Merger. Holdings is organized under the laws of the State of Colorado. Holdings has not (1) been convicted in a criminal proceeding during the past five years or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Business and Background of Natural Persons

Not applicable.

Lawrence F. DeGeorge

Name and Business Address

Lawrence F. DeGeorge is an individual with a business address at 42230 Zevo Drive, Temecula, CA 92590-3732.

Business and Background of Entity

Not applicable.

Business and Background of Natural Persons

Since 1991, Mr. DeGeorge has directed venture capital investment in telecommunications, biotechnology, internet infrastructure, information display screens and financial services as Chief Executive Officer of LPL Investment Group, Inc. and LPL Management Group, Inc. From 1986 to 1991, Mr. DeGeorge held various positions with Amphenol Corporation, a manufacturer of telecommunications interconnect products, including serving as President from May 1989 to January 1991, Executive Vice President and Chief Financial Officer from September 1986 to May 1989, and as a director from June 1987 to January 1991. From 1984 to 1986, Mr. DeGeorge served as Executive Vice President of LPL Group, Inc., a company specializing in mergers, acquisitions and leveraged buyouts. Mr. DeGeorge currently serves as a director of several companies: (a) iPlan Networks since November 1998, an IP-based CLEC located in Argentina providing voice, data and internet infrastructure services; (b) Cervalis LLC since April 2000, a high-end provider of managed IT server hosting, disaster recovery; and storage; and (c) Miniweb Interactive Ltd. since July 2008, an Interactive Service Provider of converged broadcast and broadband entertainment. From May 1998 to November 2007, Mr. DeGeorge served as a director of CompleTel, LLC, a multinational provider of switched, local telecommunications and related services. From November 1998 to September 2001, Mr. DeGeorge served as director of GigaRed S.A., a converged broadband cable television operator providing voice, video, data and internet infrastructure services. Mr. DeGeorge served as a director of UnitedGlobalCom, Inc., a provider of multi-channel television services, from June 1997 until October 1999, and from September 1987 to January 1991. Mr. DeGeorge was appointed a director of ADTI effective September 2, 1998. Mr. DeGeorge is a citizen of the United States, and has not (1) been convicted in a criminal proceeding during the past five years or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Estate of Gene W. Schneider

Name and Business Address.

Prior to his death, Mr. Schneider was the second-largest shareholder of ADTI, directly holding 1,799,170 shares of Common Stock and 42,167,626 shares of Preferred Stock, and beneficially owning, through his affiliate G. Schneider Holdings, Inc., an additional 5,462,379 shares of Preferred Stock. The principal business address of the Estate of Gene W. Schneider (the “Estate”) is c/o Holme Roberts & Owen LLP, 1700 Lincoln Street, Suite 4100, Denver, CO 80203-45411550, Attn: W. Dean Salter. Neither Gene Schneider nor the Estate has (1) been convicted in a criminal proceeding during the past five years or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Business and Background of Entity.

Not applicable.

Business and Background of Natural Persons.

The Estate is controlled by a group of five executors. One of the executors, Tina M. Wildes, has been authorized by the five executors to act on behalf of the estate.

Mark L. Schneider

Name and Business Address

Mark L. Schneider is an individual with a business address at c/o Holme Roberts & Owen LLP, 1700 Lincoln Street, Suite 4100, Denver, CO 80203-45411550, Attn: W. Dean Salter.

Business and Background of Entity

Not applicable.

Business and Background of Natural Persons

From 1989 to 2004, Mark Schneider, along with his father, Gene Schneider, and several other executives, founded and developed United International Holdings (UIH). UIH later became United Global Com (UGC) and ultimately the nucleus for Liberty Global Inc. (LGI), an international media company and one of the largest broadband providers outside the United States. Mr. Schneider served in various senior roles at UIH and UGC and later LGI. Since 2004 and following his departure from LGI in 2005, Mark has been investing personally and with other entrepreneurs in new business, serving on boards as well as continuing to provide consultancy support to LGI and other clients on large acquisition targets. Mr. Schneider has invested in Music Choice, Short Films International, Ginx (Games), Sports Exchange (TV / Internet gambling) and Ricall

(internet based music licensing market), and continues to develop TV and internet content opportunities. In distribution, Mr. Schneider is focused on emerging markets and has launched an Eastern African technology, media and telecommunications fund, focused on satellite, cable, and WiMax for consumer and business services. He is currently developing similar opportunities in other markets. Mr. Schneider has not (1) been convicted in a criminal proceeding during the past five years or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Executive Officers and Directors of Holdings

James P. Martindale

Name and Business Address.

James P. Martindale is president and chief executive officer of ADTI and of Holdings, as well as one of three members of the Boards of Directors of both companies. His principal business address is c/o Davis Graham & Stubbs LLP, 1550 Seventeenth Street, Suite 500, Denver, CO 80202, Attn: S. Lee Terry, Jr.

Business and Background of Entity

Not applicable.

Business and Background of Natural Persons

On June 29, 2010, ADTI appointed James P. Martindale, formerly the Executive Vice President and Chief Operating Officer of ADTI, as its President and Chief Executive Officer. Mr. Martindale was elected as a Director of ADTI in February 2008 by the remaining members of the Board of Directors to fill the vacant Director position following the resignation of John W. Temple, and remains one of ADTI’s three directors. Mr. Martindale also serves as one of three members of the Board of Directors of Holdings. Mr. Martindale served as the Vice President of Manufacturing of ADTI from November 12, 2006, until February 20, 2008, and as Executive Vice President, Manufacturing, and its Chief Operating Officer, from February 20, 2008 until June 29, 2010. Mr. Martindale previously held a position as Senior Director, New Business Development at InFocus Media. He was responsible for developing and executing new business strategies leveraging InFocus’ software, hardware and service assets to offer digital-media solutions to the education, corporate, and digital advertising markets. In addition to his business development role, Mr. Martindale also held senior positions in Service, Application Engineering, and Technical Sales since joining InFocus in 1999. Mr. Martindale also brings extensive international manufacturing experience to ADTI from his 19 plus years at Hewlett-Packard Co. where he held positions from Mechanical Engineer to Manufacturing Development Manager for HP’s Specialty Printing Systems. On August 12, 2010, Mr. Martindale was appointed president and chief executive officer of Holdings. Mr. Martindale is not a Filing Person. Mr. Martindale is a citizen of the United States, and has not (1) been convicted in a criminal proceeding during the past five years or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Matthew W. Shankle

Name and Business Address.

Matthew W. Shankle is one of three members of the Boards of Directors of both ADTI and of Holdings. His principal business address is c/o Davis Graham & Stubbs LLP, 1550 Seventeenth Street, Suite 500, Denver, CO 80202, Attn: S. Lee Terry, Jr.

Business and Background of Entity

Not applicable.

Business and Background of Natural Persons

Mr. Shankle was appointed as ADTI’s President effective September 11, 1998 and as a Director effective October 3, 1997, from which time he also served as a Vice President of ADTI. On June 29, 2010, Matthew

W. Shankle resigned from his positions as President and Chief Executive Officer of ADTI, but continues to serve as a Director. On August 12, 2010, Mr. Shankle was appointed to the Board of Directors of Holdings. As President of ADTI, he was responsible for the overall day-to-day operations and strategic direction of ADTI. From June 1996 to September 1997, he served as a consultant to ADTI for product research and development (R&D), and was responsible for leading the business development effort of ADTI. From 1995 to 1997, Mr. Shankle served as an operations consultant for several high tech R&D/manufacturing subsidiaries of Telxon Corporation, a NASDAQ listed company. From 1992 to 1995, Mr. Shankle was employed by Virtual Vision, Inc. as the R&D/manufacturing facility development specialist. Mr. Shankle began his career at Lockheed Missiles and Space in the San Diego area. Mr. Shankle is not a Filing Person. Mr. Shankle is a citizen of the United States, and has not (1) been convicted in a criminal proceeding during the past five years or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction

Material Terms and Consideration

Pursuant to the Contribution Agreement, DeGeorge and the Schneiders have agreed to contribute an aggregate of 194,824,641 Shares to Holdings immediately prior to the consummation of the Merger. Such shares represent, in the aggregate, approximately 93.21% of ADTI’s outstanding Shares. On the Effective Date, Holdings will merge with and into ADTI pursuant to Section 7-111-104 of the CBCA, with ADTI to be the surviving corporation. To so merge, the board of directors of Holdings and DeGeorge and the Schneiders, as the only stockholders of Holdings, will approve the Merger, and Holdings will file a plan of merger with the Secretary of State of Colorado. On the Effective Date:

•	Each Share issued and outstanding immediately prior to the Effective Date (including Shares held in treasury) will be cancelled and extinguished.
•	For every shareholder who held fewer than 1,500 shares in ADTI pre-merger, such shareholder will receive a cash payment equal to the product obtained by multiplying (i) $0.02, which is equivalent to two hundred percent (200%) of the closing sales price of the Common Stock on the day immediately prior to the filing of this Transaction Statement as reported on the OTCBB, by (ii) the number of Shares held by such holder. In the event that a single shareholder would be entitled to a payment amount less than one dollar, such shareholder will receive one dollar.
•	For every shareholder who held at least 1,500 shares in ADTI pre-merger:
º	one share in the surviving entity will be issued to such shareholder for every 1,500 shares such shareholder held in ADTI prior to the merger; and
º	to the extent that the number of shares held by such shareholder is not evenly divisible by 1,500, such shareholder will receive a cash payment for such remainder shares calculated using the method applicable to shareholders holding fewer than 1,500 shares, described above.
•	Each share of Holdings’ Common Stock and Preferred Stock issued and outstanding immediately prior to the Effective Date will be converted into one validly issued, fully paid and non-assessable share of common or preferred stock, respectively, of the surviving corporation of the Merger; and
•	As a result of the Merger and pursuant to the terms of the Contribution Agreement, immediately following the Effective Date, the stockholders of Holdings, along with those shareholders who held more than 1,500 shares in ADTI prior to the Merger, will own all outstanding common stock of ADTI.

Under Section 7-111-104 the CBCA, because Holdings will hold at least 90% of the outstanding Shares prior to the Merger, Holdings will have the power to effect the Merger without a vote of ADTI’s board of directors or the stockholders of ADTI. The Filing Persons intend to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of ADTI’s board of directors or the stockholders of ADTI. The Cash Merger Price payable to the non-affiliated stockholders is $0.02 per Share in cash, without interest.

Upon completion of the Merger, each stockholder entitled to receive or a duly authorized representative must (1) deliver an executed Letter of Transmittal, appropriately completed and executed, to the Paying Agent, and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal. Such notice will be mailed to stockholders of record within 10 calendar days of the Effective Date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.

The Merger will be accounted for as a reorganization of entities under the common control of the Filing Persons. For federal income tax purposes generally, the receipt of cash consideration by holders of the Shares pursuant to the Merger will be a taxable sale of the holders’ Shares. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain U.S. Federal Income Tax Considerations” beginning on Page 8 of this Transaction Statement.

See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Reasons” for the Filing Person’s reasons for engaging in the transaction.

Purchases

Neither any of the Filing Persons nor any of their affiliates has any agreement to purchase any Shares from any officer, director or affiliate of ADTI in the Merger. Any Shares held by any officer, director or affiliate of ADTI will be treated the same as all other Shares in the Merger.

Appraisal Rights

Under the CBCA, record holders of Preferred Stock who follow the procedures set forth in Section 7-113-102, may be entitled to have their shares of Preferred Stock appraised and to receive payment of the “fair value” of the shares, together with accrued interest, if any, as determined by the district court for the city and county of Denver, Colorado (the “Court”). The fair value as determined by the Court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of the CBCA and is qualified in its entirety by reference to the full text of Sections 7-113-102 and 7-113-201 et seq., copies of which are attached as an exhibit to this Transaction Statement.

Section 7-113-102 of the CBCA provides dissenters’ rights to shareholders of corporations in a merger, whether or not they are entitled to vote on the transaction in question. These dissenters’ rights do not apply to shares of a class of securities held by more than 2,000 record holders. Under the dissenters’ rights provisions under the CBCA, a shareholder who wishes to dissent must (1) not execute a writing consenting to the proposed corporate action, (2) serve ADTI with a demand to receive payment, and (3) deposit the shareholder's certificates for certificated shares. A shareholder who demands payment in accordance with this process retains all rights of a shareholder, except the right to transfer the shares, until the effective date of the proposed corporate action giving rise to the shareholder's exercise of dissenters' rights and has only the right to receive payment for the shares after the effective date of such corporate action.A shareholder who does not demand payment and deposit the shareholder's share certificates as required by the date or dates set in the dissenters' notice is not entitled to payment for the shares under the CBCA.

Pursuant to Section 7-113-102(1.3) of the CBCA, since there are more than 2,000 record holders of Common Stock, such holders are not entitled to appraisal rights. This represents the only term or arrangement that treats any security holders differently from any other security holders.

For federal income tax purposes, holders of Preferred Stock who receive cash for their shares upon exercise of their statutory right of dissent will realize taxable gain or loss. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain U.S. Federal Income Tax Considerations.”

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to Section 7-113-102 of the CBCA, the full text of which is attached as an exhibit to this Transaction Statement.

STOCKHOLDERS ARE URGED TO READ THE DISSENTER’S RIGHTS STATUTE IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

Provisions for Unaffiliated Security Holders

None of the Filing Persons intend to grant the nonaffiliated security holders special access to ADTI’s records in connection with the Merger. None of the Filing Persons intend to obtain counsel or appraisal services for the nonaffiliated security holders.

Eligibility for Listing or Trading

Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Credit Facility

On November 6, 2008, the Company entered into a Senior Secured Revolving Credit Facility (the “Credit Agreement”) with DeGeorge Holdings Three LLC (“DH3”), an affiliate of Lawrence DeGeorge, a Filing Person. By the Credit Agreement, the Company established a revolving line of credit secured by a pledge of all of the Company’s assets (the “Credit Facility”) not to exceed the aggregate amount of Six Million Eight Hundred Ninety-Four Thousand Three Hundred Sixty-Two Dollars ($6,894,362), which included a rollover of $1.8 million in Demand Notes issued during the six-month period, and $700,000 in previously issued 10% Demand Notes and accrued interest on the Demand Notes totaling $194,362. In connection with the execution of the Credit Agreement, the Company issued a Convertible Revolving Promissory Note in favor of DH3 dated November 6, 2008 (the “Convertible Note”), which provides for interest at ten percent (10%) per annum based on a 365/366 day year on the outstanding balance, with interest payable along with principal at maturity on November 6, 2009 (the “Maturity Date”) or upon conversion of the Convertible Note. Under the terms of the Credit Agreement, DH3 may elect to convert all or any portion of the unpaid principal owed under the Convertible Note into shares of the Company’s Series D Preferred Stock at any time or from time-to-time at a conversion price of $0.11 per share (the “Conversion Price”).

On June 15, 2009, the Company and DH3, entered into the Amendment (“Amendment”) to the Credit Facility. The Amendment modified the Credit Agreement to, among other things: (1) increase the maximum amount of revolving credit available to $15,000,000, resulting in an additional $8,105,638 of available credit (the “Additional Credit”); (2) extend the maturity date of the Credit Agreement from November 6, 2009 to December 31, 2010; (3) issue a stock purchase warrant (the “Warrant”) in favor of DH3 for the purchase of 810,564 shares of Series D Convertible Preferred Stock (the “Warrant Shares”); (4) enter into a revolving note in favor of DH3 in an aggregate principal amount not to exceed $15,000,000 (the “New Revolving Note”) and (5) make various other revisions to the terms of the Credit Agreement.

Under the terms of the Amendment, DH3 may elect to convert all or any portion of the unpaid principal relating to the Additional Credit and the New Revolving Note into shares of the Company’s Preferred Stock at a conversion price of $0.084 per share (the “Amendment Conversion Price”). The Warrant grants DH3 the right to purchase 810,564 shares of Series D Convertible Preferred Stock at any time or from time-to-time until June 15, 2013, at the Amendment Conversion Price. The Series D Convertible Preferred Stock converts 1-for-1 into shares of the Company’s Common Stock.

2009 Capital Restructuring

On January 15, 2009, the holders of the Company’s Convertible Redeemable Promissory Notes, including Lawrence DeGeorge and Gene Schneider, agreed to convert all principal ($740,000) and accrued interest ($193,330) outstanding under such notes into shares of Preferred Stock at a rate of $0.0167 per share or 55,888,021 shares. The Company had 39,539,258 additional Series D Preferred shares authorized at that time. Each of the note holders acknowledged they would convert a total of $660,139 of their notes in exchange for the 39,529,258 shares of Series D Preferred stock and they would receive the additional 16,358,763 for the remaining $79,861 of convertible notes and $193,330 of accrued interest as soon as the shareholders approved an increase to the Company’s authorized preferred stock and the Company amended its articles of incorporation. The note holders also agreed that interest on the entire principal amount of the Convertible Redeemable Promissory Notes would cease as of January 15, 2009.

Effective February 1, 2009, the holders of the Company’s Series E Preferred Stock and Series F Preferred Stock agreed to convert all the Series E and Series F Preferred Stock to 1,267,531 and 4,549,015 shares of the Company’s Common Stock, respectively, subject to shareholder approval.

Also effective February 1, 2009, the holders of the Company’s Series G Preferred Stock agreed to convert all of the outstanding Series G Preferred Stock to 90,544,000 shares of Series D Preferred Stock, subject to shareholder approval.

On June 29, 2009 the shareholders approved all of the above mentioned transactions and approved a proposal to eliminate the Series E, F and G Preferred Stock, leaving the Company with only two classes of stock, Common and Series D Preferred. As a result, at June 30, 2009, the Company had 177,002,763 shares of Series D Preferred Stock and 32,014,723 shares of Common Stock outstanding. Also, the Company had borrowed $9,117,869 under the Credit Facility, as amended, convertible into 89,146,342 shares of the Company’s Series D Preferred Stock.

2010 Foreclosure

Under the Credit Agreement described above, the insolvency of the Company is one of the enumerated Events of Default. In May of 2010, the Company determined that its continuing solvency was dependent on the extension of additional credit under the Agreement, which extension DH3 was not obligated to make. In light of the increasing risk that DH3 would declare an Event of Default under the Agreement, on May 17, 2010, the Company and DH3 jointly engaged an independent appraisal firm (the “Appraiser”) to determine the fair market value of the Company’s collateral under the Agreement (the “Appraisal”).

Because DH3 was an affiliate of Lawrence DeGeorge, the Company’s controlling shareholder and a member of its board of directors, on May 25, 2010, the Board appointed a special committee of the Board (the “Committee”), comprised of Matthew W. Shankle and James P. Martindale, to determine how the Company would manage its obligations under the Agreement, including but not limited to the Company’s response to a potential notice of default from DH3.

On June 23, 2010, the Appraisal was delivered, estimating the Company’s total value at approximately $7.6 million, substantially less than the approximately $14.2 million borrowed to date under the Credit Agreement. Recognizing the likelihood of a cutoff of further advances under the Agreement or an imminent foreclosure by DH3, the Committee entered into negotiations with DH3 in an effort to preserve some value for the Company’s shareholders notwithstanding the likelihood of either or both of those actions by DH3.

Following these negotiations, on June 28, 2010, the Company received a letter from DH3 (the “Default Letter”) declaring that DH3 was exercising its foreclosure rights under the Agreement on the grounds that there was an Event of Default under the Agreement because the Company was insolvent. Also on June 28, 2010, the Company and DH3 executed an Agreement to Accept Collateral in Partial Satisfaction of Obligations (the “Foreclosure Agreement”), by which the Company consented to a strict foreclosure by DH3 on the Collateral in accordance with the provisions of Section 4-9-602(a) of the Colorado Uniform Commercial Code and other applicable law (the “Foreclosure”). Pursuant to the Foreclosure Agreement, the Company transferred the Collateral to ADTI Media, LLC, a Delaware limited liability company and wholly-owned subsidiary of DH3 (“ADTI Media”). Upon this transfer, the Company’s obligations to DH3 under the Agreement were discharged in the amount of $7.6 million. After the Foreclosure, the Company still owed a deficiency to DH3 in the amount of $7,883,195.41, the balance of principal and interest outstanding under the Agreement after the foreclosure (the “Balance”).

As a result of the Committee’s negotiations with DH3 to preserve some value for the Company and its shareholders, however, the Company also entered into another agreement with DH3 on June 28, 2010 (the “Release Agreement”). By the Release Agreement, DH3 agreed to: (a) forgive the outstanding interest due under the Loan Documents in the amount of $1,220,326.56; (b) reduce the interest rate under the Agreement going forward to match the relevant federal rate at the time such amendments become effective, with such amended rate being applicable retroactively to June 29, 2010, and delete all references to the default rate; (c) reimburse the Company for all reasonable costs and expenses it incurs in connection with the Company’s contemplated plan to deregister the Company’s securities under the Securities Exchange Act of 1934 if the Foreclosure occurred, including (i) the salary and benefits of the Company’s sole remaining employee,

Matthew W. Shankle, who is expected to provide services to the Company in connection with such deregistration, and (ii) the legal fees and other administrative expenses incurred by the Company in effecting the deregistration; and (d) cause ADTI Media to pay the Company a royalty payment equal to 20% of the revenues generated by ADTI Media from the Collateral for the next three (3) years. In exchange, the Company released DH3, Mr. DeGeorge, ADTI Media, and any and all of their respective affiliates, including, but not limited to, subsidiaries, officers, directors, general and limited partners, members, shareholders, executives, employees, trustees, executors, successors and assigns, past and present of any and all of the foregoing (collectively, the “Lender Parties”) from and against any and all claims that the Company may have had, currently has, or may have in the future against any Lender Party. Correspondingly, the Lender Parties released the Company from and against any and all claims that they may have had, currently have, or may have against the Company relating to the debt, the Agreement, and the Foreclosure Agreement other than the Company’s continuing obligations with respect to the balance still owed under the Agreement.

Negotiations or Contacts

Other than as described in this Transaction Statement, there have been no negotiations or material contacts that occurred during the past two years between (1) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (2) ADTI or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of ADTI’s securities, election of ADTI’s directors or sale or other transfer of a material amount of assets of ADTI.

Agreements Involving the Subject Company’s Securities

In connection with the Merger, the Filing Persons intend to execute a Contribution Agreement, a form of which is included as an exhibit to this Transaction Statement (the “Contribution Agreement”). Pursuant to the terms and conditions of the Contribution Agreement, DeGeorge and the Schneiders will contribute to Holdings an aggregate of 194,824,641 Shares immediately prior to the consummation of the Merger. Holdings will be jointly controlled by DeGeorge and the Schneiders. For a summary of events leading up to the Filing Persons decision to conduct a going private transaction see “Special Factors—Purposes—Background to the Merger” beginning on Page 8 of this Transaction Statement.

Item 6. Purposes of the Transaction and Plans or Proposals

Use of Securities Acquired.

The Shares acquired in the Merger will be cancelled.

Plans.

It is currently expected that, following the consummation of the Merger, the business and operations of ADTI will, except as set forth in this Transaction Statement, be conducted by ADTI substantially as they currently are being conducted. The Filing Persons intend to continue to evaluate the business and operations of ADTI with a view to maximizing ADTI’s potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing. The Filing Persons intend to cause ADTI to terminate the registration of the Shares under Section 12(g)(4) of the Exchange Act following the Merger, which would result in the suspension of ADTI’s duty to file reports pursuant to the Exchange Act. For additional information see “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects” and Item 4 “Terms of the Transaction” beginning on Page 13 and 25, respectively, of this Transaction Statement.

The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of ADTI’s businesses. Except as otherwise described in this Transaction Statement, ADTI has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving ADTI after the completion of the Merger;
•	any sale or transfer of a material amount of assets currently held by ADTI after the completion of the Merger;
•	any material change in ADTI’s dividend rate or policy, or indebtedness or capitalization; or
•	any other material change in ADTI’s corporate structure or business.

Item 7. Purposes, Alternatives, Reasons, and Effects of the Merger

See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger” beginning on Page 8 of this Transaction Statement.

Item 8. Fairness of the Transaction

See “Special Factors—Fairness of the Merger” beginning on Page 17 of this Transaction Statement.

Item 9. Reports, Opinions, Appraisals, and Negotiations

See “Special Factors—Reports, Opinions, Appraisals, and Negotiations” beginning on Page 20 of this Transaction Statement.

Item 10. Source and Amount of Funds or Other Consideration

Source of Funds

The total amount of funds required by Holdings to pay the Cash Merger Price to all non-affiliated stockholders and to pay related fees and expenses, is estimated to be approximately $100,000. Holdings will obtain the necessary funds from DH3 pursuant to its agreement with ADTI at the time of the foreclosure. The Filing Persons will personally finance the funds required to pay Merger fees and expenses. Because the Filing Persons intend to provide the necessary funding for the Merger, Holdings has not arranged for any alternative financing.

Conditions

There are no conditions to the Merger or the financing of the Merger. However the Filing Persons are not under any obligation to consummate the Merger and could decide to withdraw the transaction at any time prior to the Effective Date, although they do not have a present intention to do so.

Expenses

The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.

None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks, and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the Merger:

Fees
Legal fees and expenses	$75,000.00
Filing	$23.15
Printing and Mailing	7,000.00
Paying Agent	15,000.00
Miscellaneous fees and expenses	2,976.85
Total	$100,000.00

Borrowed Funds

See above, “Source of Funds.” No funds will be borrowed to finance the transaction.

Item 11. Interest in Securities of the Subject Company

Securities Ownership

Prior to the consummation of the Merger, Holdings will be deemed to be the beneficial holder of an aggregate of 194,824,641 Shares, representing approximately 93.21% of the outstanding Shares of ADTI (or 56.96% of the Shares of ADTI beneficially owned pursuant to Rule 13d-3 of the Exchange Act). The Filing Persons are the beneficial holders, in the aggregate, of 100% of the equity interest in Holdings.

The following table sets forth certain information with respect to the beneficial ownership as of August 12, 2010, of ADTI’s Common Stock and Preferred Stock owned by the persons named in Item 3 “Identity and Background of Filing Persons,” as well as each associate and majority-owned subsidiary of each such person.

	Common Stock Beneficially Owned(1)			Series D Preferred Stock Beneficially Owned(2)			General Voting Class Beneficially Owned(3)
Name and Address of Beneficial owners(4)	Amount & Nature of Beneficial Ownership		Percent of Class	Amount & Nature of Beneficial Ownership		Percent of Class	Amount & Nature of Beneficial Ownership		Percent of Class
GSLD Holdings, Inc. c/o S. Lee Terry, Jr. Davis Graham & Stubbs LLP 1550 Seventeenth Street, Suite 500 Denver, CO 80202	18,102,200	(5)	39.48%	176,722,441	(5)	68.73%	194,824,641	(5)	65.49%
Lawrence F. DeGeorge, Director of ADTI and Holdings	7,393,941		23.10%	214,685,246	(6)	83.49%	222,079,187	(6)	76.80%
DeGeorge Holdings III, LLC, an affiliate of Lawrence F. DeGeorge	—		—	80,130,431		31.16%	80,130,431		27.71%
James P. Martindale, President, Chief Executive Officer and Director of ADTI and Holdings	1,125,000	(7)	3.51%	__		__	1,125,000	(7)	0.39%
Matthew W. Shankle, Director of ADTI and Holdings	1,500,000	(8)	4.69%	__		__	1,500,000	(8)	0.52%
The Estate of Gene W. Schneider c/o W. Dean Salter Holme Roberts & Owens LLP 1700 Lincoln Street Suite 4100 Denver, CO 80203-4541	1,799,170		5.62%	42,167,626		3.46%	43,966,796		3.08%
Mark P. Schneider c/o W. Dean Salter Holme Roberts & Owens LLP 1700 Lincoln Street Suite 4100 Denver, CO 80203-4541	8,909,089	(9)	27.83%	—		—	8,909,089	(9)	3.08%
G. Schneider Holdings, Co. c/o W. Dean Salter Holme Roberts & Owens LLP 1700 Lincoln Street Suite 4100 Denver, CO 80203-4541	5,462,379		16.18%	__		__	5,462,379		1.88%

(1)	Based on 34,639,723 shares of Common Stock outstanding as of August 12, 2010, calculated pursuant to Rule 13d-3 of the Exchange Act to include (i) options to purchase 1,125,000 shares of Common Stock at

$0.11 per share, held by James P. Martindale, and (ii) options to purchase 1,500,000 shares of Common Stock at $0.11 per share, held by Matthew W. Shankle.
(2)	Based on 257,133,194 shares of Preferred Stock outstanding as of August 10, 2010, calculated pursuant to Rule 13d-3 of the Exchange Act to include (i) 810,564 warrants to purchase Preferred Stock, exercisable at $0.084 per share, held by DeGeorge Holdings III, LLC (“DH3”), an affiliate of Lawrence F. DeGeorge, and (ii) an outstanding promissory note convertible into 79,319,867 shares of Preferred Stock held by DH3.
(3)	Based on 291,772,917 shares of General Voting Class outstanding as of August 12, 2010, calculated pursuant to Rule 13d-3 of the Exchange Act to include (i) options to purchase 1,125,000 shares of Common Stock at $0.11 per share, held by James P. Martindale, (ii) options to purchase 1,500,000 shares of Common Stock at $0.11 per share, held by Matthew W. Shankle, (iii) 810,564 warrants to purchase Preferred Stock, exercisable at $0.084 per share, held by DH3, and (iv) an outstanding promissory note convertible into 79,319,867 shares of Preferred Stock held by DH3.
(4)	The address of each of the officers and directors identified is c/o Advance Display Technologies, Inc., 42230 Zevo Drive, Temecula, California 92590.
(5)	Includes shares to be contributed per the Contribution Agreement executed August 10, 2010 and effective upon approval of the Merger.
(6)	Includes (i) 810,564 warrants held by DH3 to purchase Preferred Stock, and (ii) a promissory note convertible into 79,319,867 shares of Preferred Stock held by DH3
(7)	Includes options to purchase 750,000 shares of Common Stock at $0.11 per share, which expire in 2017.
(8)	Includes options to purchase 1,000,000 shares of Common Stock at $0.11 per share, which expire in 2017.
(9)	Includes 5,462,379 shares of Common Stock held by G. Schneider Holdings, Co., of which Mark L. Schneider serves on the Executive Committee.

Additional information regarding the ownership of Shares by the persons named on Schedule I to this Transaction Statement are set out thereon.

Securities Transactions

DeGeorge and the Schneiders have agreed to contribute a total of 194,824,641 Shares to Holdings prior to the consummation of the Merger pursuant to the terms of the Contribution Agreement. Other than the transactions described in Item 5, there were no transactions in the Shares effected during the past 60 days by the Filing Persons or, to the best knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.

Item 12. The Solicitation or Recommendation

Not Applicable.

Item 13. Financial Statements

Financial Information

The audited consolidated financial statements of ADTI for the fiscal year ended June 30, 2009 and the fiscal year ended June 30, 2008 are incorporated herein by reference to the Consolidated Financial Statements and Supplementary Data of ADTI included in ADTI’s Annual Report on Form 10-K for its fiscal year ended June 30, 2009 and ADTI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008, respectively (the “Forms 10-K”). The unaudited consolidated financial statements of ADTI for the quarterly periods ended September 30, 2009, December 31, 2009, and March 31, 2010 are also incorporated herein by reference to the Consolidated Financial Statements included in ADTI’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2009, December 31, 2009, and March 31, 2010, respectively (the “Forms 10-Q”).

The Forms 10-K and Forms 10-Q, and other ADTI’s SEC filings, are available for inspection and copying at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Forms 10-K and Forms 10-Q are also available to the public from the SEC’s website at http://www.sec.gov.

The book value per share of ADTI as of March 31, 2010 was $0.0504.

Pro Forma Information

Not Applicable.

Summary Financial Information

Set forth below is certain selected consolidated financial information with respect to ADTI excerpted or derived by the Filing Persons from the audited consolidated financial statements of ADTI contained in the Forms 10-K and the unaudited consolidated financial statements of ADTI contained in the Forms 10-Q. More comprehensive financial information is included in documents filed by ADTI with the SEC, and the following financial information is qualified in its entirety by reference to ADTI’s Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

The selected financial information presented below as of and for the fiscal years ended June 30, 2009 and June 30, 2008 have been derived from ADTI’s audited consolidated financial statements. The selected financial information as of and for the quarterly periods ended September 30, 2009, December 31, 2009 and March 31, 2010 are derived from the unaudited interim financial statements incorporated into the Forms 10-Q. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein.

	As of June 30,		As of (unaudited)
	2009	2008	3/31/2010	12/31/09	9/30/2009
BALANCE SHEET
Cash	$1,320,358	$1,271,364	$494,107	$305,566	$135,970
Component Inventory	429,350	224,314	475,846	492,762	527,236
Work-in-progress Inventory	1,624,001	102,561	2,059,188	1,935,452	1,795,481
Finished Goods Inventory	531,685	33,400	619,342	619,342	619,342
Vendor Deposits	29,775	—	54,346	64,173	42,898
Other Current Assets	54,893	57,512	50,992	63,406	75,635
Total Current Assets	3,990,062	1,689,151	3,753,821	3,480,701	3,196,562
Property and Equipment, net	1,381,888	1,153,892	993,264	1,037,284	1,146,114
Deferred Manufacturing Costs, net	344,134	407,232	212,338	256,270	300,202
Deposits	31,353	31,353	31,353	31,353	31,353
Total Assets	$5,747,437	$3,281,628	$4,990,776	$4,805,608	$4,674,231
Total Current Liabilities	8,327,696	2,936,087	14,947,403	12,739,597	10,537,964
Long-Term Liabilities, less Current Maturities	32,281	19,729	31,711	31,533	31,343
Total Liabilities	8,359,977	2,955,816	14,979,114	12,771,130	10,569,307
Total Stockholders’ Equity (Deficit)	(2,612,540)	325,812	(9,988,338)	(7,965,522)	(5,895,076)
Total Liabilities and Stockholders’ Equity (Deficit)	$5,747,437	$3,281,628	$4,990,776	$4,805,608	$4,674,231
Book Value Per Share	$(0.0203)	$0.0048	$(0.0504)	$(0.0415)	$(0.0296)

	Fiscal Year Ended		Nine Months Ended 3/31/2010	Six Months Ended 12/31/09	Three Months Ended 9/30/2009
	2009	2008
STATEMENT OF OPERATIONS
Total Revenue and Other Income	$1,493	$19,224	$1,362	$905	$407
Total Costs and Expenses	6,036,690	5,387,787	5,857,393	3,900,327	1,934,478
Operating Income (Loss)	(6,035,197)	(5,368,563)	(5,856,031)	(3,899,422)	(1,934,071)
Other Income (Expense)	449,439	—	(2,175,181)	(2,065,786)	(1,397,265)
Net Loss	$(5,585,758)	$(5,368,563)	$(8,031,212)	$(5,965,208)	$(3,331,336)
Net Loss Per Common Share (Basic and Dilutive)	$(.21)	$(.21)	$(.25)	$(.19)	$(.10)

	Fiscal Year Ended		Nine Months Ended 3/31/2010	Six Months Ended 12/31/09	Three Months Ended 9/30/2009
	2009	2008
STATEMENT OF CASH FLOWS
Net Loss	$(5,585,758)	$(5,368,563)	$(8,031,212)	$(5,965,208)	$(3,331,336)
Cash Flows Used in Operating Activities	(7,336,922)	(4,590,132)	(5,144,137)	(3,753,826)	(2,071,245)
Cash Flows from (to) Investing Activities	(825,517)	(1,587,514)	(242,555)	(107,959)	(61,655)
Cash Flows from (to) Financing Activities	8,211,433	6,211,411	4,560,441	2,846,993	948,512
Increase (Decrease) in Cash and Cash Equivalents	48,994	33,765	(826,251)	(1,014,792)	(1,184,388)
Cash and Cash Equivalents at Beginning of Period	1,271,364	1,237,599	1,320,358	1,320,358	1,320,358
Cash and Cash Equivalents at End of Period	1,320,358	1,271,364	494,107	305,566	135,970

Item 14. Personal/Assets, Retained, Employed, Compensated or Used

Solicitations or Recommendations

There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

Employees and Corporate Assets

No officers, class of employees, or corporate assets of ADTI has been or will be employed by or used by the Filing Persons in connection with the Merger. In preparing the Transaction Statement, the Filing Persons relied upon publicly-filed estimates and projections prepared by ADTI’s management related to the business of ADTI.

Item 15. Additional Information

None.

Item 16. Exhibits

Exhibit Number	Description
(a)(1)	Letter from GSLD Holdings, Inc. to Stockholders of Advance Display Technologies, Inc.
(a)(2)	Form of Notice of Merger and Appraisal Rights
(a)(3)	Form of Letter of Transmittal
(a)(4)	Supplement to Transaction Statement on Schedule 13E-3
(b)	None
(c)	None
(d)(1)	Contribution Agreement
(d)(2)	Form of Agreement and Plan of Merger
(e)	None
(f)	Article 113 of the Colorado Business Corporations Act
(g)	None

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Transaction Statement is true, complete and correct.

GSLD HOLDINGS, INC.

By:	/s/ James P. Martindale
Name:	James P. Martindale
Title:	President
Date:	September 14, 2010

LAWRENCE F. DEGEORGE

By:	/s/ Lawrence F. DeGeorge
Date:	September 14, 2010

ESTATE OF GENE W. SCHNEIDER

By:	/s/ Tina M. Wildes
Name:	Tina M. Wildes
Title:	Executor
Date:	September 14, 2010

MARK L. SCHNEIDER

By:	/s/ Mark L. Schneider
Date:	September 14, 2010